Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

July 22, 2011

VIA ELECTRONIC TRANSMISSION

Lilyanna L. Peyser
Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Cloud Storage, Inc., a Nevada corporation;
       Amendment No. 2 to Registration Statement on Form S-1
       File No. 333-173537, filed June 23, 2011

Dear Ms. Peyser:

We confirm that we act as counsel to Advanced Cloud Storage, Inc., a Nevada corporation (the “Company”).

Pursuant to our telephone conversations with the Staff on July 20 and 21, we confirm that the Company proposes to file a prospectus under Commission Rule 424(b)(3), to make the following substantive changes to the referenced Registration Statement on Form S-1, once declared effective:

1. With respect to page 19, the Company proposes to delete the sentence, “ADVANCED CLOUD STORAGE, INC. may at its discretion extend the offering for an additional 90 days or such period as the Company deems reasonable (see Plan of Distribution).”

2.  With respect to page 18, the Company proposes to delete the sentence, “ADVANCED CLOUD STORAGE may at its discretion extend the offering for an additional 90 days or such period as the Company deems reasonable.”

3.  With respect to page 24, the Company proposes to add a close quotation mark to the sentence, “‘According to an IDC study, “the worldwide storage-as-a-service market will reach $3 billion.’”  Additionally, on page 24, the Company proposes to remove a close quotation mark to the sentence, “‘With expectations that customers will continue to invest strongly in various forms of online storage services, IDC forecasts this market to pass the $3 billion mark by 2012, with a compound annual growth rate greater than 29% from 2007 to 2012.” ’”

I will telephone you today to discuss the foregoing and confirm whether it is now appropriate for the Company to file an acceleration of effectiveness request for its Registration Statement on Form S-1.

Very truly yours
/s/ Thomas E. Puzzo
Thomas E. Puzzo